

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Paul Lalljie
Chief Financial Officer
2U, Inc.
7900 Harkins Road
Lanham, MD 20706

      Re: 2U, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2022
            File No. 001-36376

Dear Paul Lalljie:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology